

Mail Stop 7010

August 5, 2008

via U.S. mail and facsimile

Richard K. Crump, Chief Executive Officer
Sterling Chemicals, Inc.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109

>   **RE: Sterling Chemicals, Inc.**
>   **Registration Statement on Form S-4/ A4**
>   **Filed Date July 21, 2008**
>   **File Number 333-145803**

Dear Mr. Crump:

We have reviewed the above referenced filing and have the following comments.

Form S-4/A4

Recent Developments, page 39

1. We note that in December 2007 BASF caused the shutdown of your phthalic anhydride (PA) unit and in May 2008 you entered into an amended production agreement with BASF.   Please revise your disclosures herein and elsewhere throughout the document to clarify the impact the shutdown of your PA unit and the amended production agreement will have on your results of operations and cash flows. We note your disclosure on page 55 that the shutdown of your PA unit will not have a material adverse affect on your financial conditions or results of operations. Please provide clarifying information to support this statement, including a quantification of the cash flows and revenues attributed to the PA unit.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page
36

Liquidity and Capital Resources, page 43

2.   We note that your disclosure on page 45 identifies the discontinued operations of
        your styrene business as the key factor driving the change in cash flows from
        operating activities for the year ended December 31, 2007 and quarter ended
        March 31, 2008. However, your disclosure does not provide insight or analysis
        into the current and future cash flows of your continuing operations (acetic acid
        and plasticizers segments). Please revise your liquidity analysis to discuss the
        cash flows associated with your continuing operations and your expectation of
        future cash flows. Refer to Section 501.03 of the Financial Reporting
        Codification.

Experts, page 149

3.   Expand your disclosure to clarify that Grant Thornton LLP has taken
        responsibility for the retrospective adjustments to give effect to the presentation
        of the Company's styrene operations as discontinued operations.

Note 16 – Restatement of Financial Information and Discontinued Operations
Adjustments, page F-34

4.   We note that you have restated certain of your historical financial statements due
        to errors as well as adjusted your historical financial statement for discontinued
        operations. We further note that you have changed auditors and that your
        predecessor auditors audited the restated historical financial statements and your
        successor auditors audited the retrospective adjustments for the discontinued
        operations. Given these facts, please present separate footnotes to discuss and
        disclose your restatements from the retroactive adjustments for the discontinued
        operations.

5.   The audit report of Grant Thornton on page F-66 indicates that they have audited
        the adjustments described in Notes 3 and 16 to the financial statements that were
        applied to revise the December 31, 2007, 2006 and 2005 financial statements to
        give effect to presentation of the Company's styrene operations as discontinued
        operations. As such, please revise Note 16 to address the following:
        •   The table does not appear to provide the required statement of operations
            adjustments to effect the discontinued operations adjustments for 2005.
        •   You do not appear to provide a table presenting the required statement of
            operations adjustments to effect the discontinued operations for 2007.

- You do not appear to provide a table presenting the required balance sheet adjustments related to the December 31, 2007 and December 31, 2006 balance sheets to effect the discontinued operations.

For the Fiscal Quarter Ended March 31, 2008

6. We note you have not consistently labeled the columns within the footnotes to your interim financial statements as audited or unaudited. For example, on pages 60 and 61 you denote the columnar information for 2007 are unaudited numbers but on pages 58 and 59 you do not provide such identification. Please revise your filing accordingly.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy at (202) 551-3772 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 555-3711 with any other questions.

Sincerely,

Pamela Long
Assistant Director